November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Stephen Krikorian
Kathleen Krebs
Amanda Kim

Re:	Backblaze, Inc.
Registration Statement on Form S-1 (File No. 333-260333)
Filed October 18, 2021
CIK No. 0001462056

Ladies and Gentlemen:

On behalf of Backblaze, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated October 29, 2021 from the staff of the Securities and Exchange Commission (the “Staff”), with respect to the above-referenced Registration Statement. For your convenience, we have repeated and numbered the comments from the October 29, 2021 letter in italicized print, and the Company’s responses are provided below each comment.

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Company’s Registration Statement on Form S-1 (“Amended Registration Statement”).

Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 66

1.

In response to prior comment 2, you provided key business metrics for your segments for the quarter ended June 30, 2021; however, you provided key business metrics at the company level for fiscal year 2019, fiscal year 2020, and for quarterly periods. Please provide disclosure of the key business metrics for your segments for the same periods as you provided at the company level.

Securities and Exchange Commission

November 2, 2021

RESPONSE TO COMMENT 1:

The Company has added disclosures on page 68 of the Amended Registration Statement to include key business metrics for B2 Cloud Storage and Computer Backup for the fiscal year 2019, fiscal year 2020, and for the quarterly periods.

Notes to Financial Statements

Note 18. Subsequent Events (Unaudited), page F-34

2.	If material, please revise to disclose the amount of stock-based compensation associated with each stock award grants subsequent to your quarter end. Refer to ASC 855-10-50-2.

RESPONSE TO COMMENT 2:

The Company has added disclosure to the subsequent events note on page F-34 of the Amended Registration Statement to discuss stock-based compensation associated with the stock award grants that were made on August 30, 2021. There were no other grants made subsequent to June 30, 2021.

General

3.

Please balance and provide context to the financial and operating data presented on the second page of your prospectus graphics that follow the prospectus cover page. In particular, please address the following:

•	You disclose that you have 500,000 customers in 175 countries. Please clarify that you generated 72% of your revenues in the United States in fiscal year 2020 and the six months ended June 30, 2021.

•

We note that you only provide information about your B2 Cloud segment and not your Computer Backup segment. Please balance this information by disclosing that B2 Cloud Storage generated 26.5% of the company’s revenues in 2020 and 32% of revenues for the six months ended June 30, 2021, and Computer Backup generated 72.4% and 67% of the company’s revenues for the same periods, respectively. Also disclose the number of B2 Cloud customers versus the number of Computer Backup customers.

•

You disclose that the 2025 mid-market opportunity is $55 billion and that B2 Cloud Storage had greater than 60% growth for fiscal year 2020. To provide context, disclose the amount of revenues generated by your B2 Cloud segment.

RESPONSE TO COMMENT 3:

The Company has revised the second page of prospectus graphics to address the Staff’s comments. In particular, in response to the first bullet, the Company has removed the reference to the number of countries. In response to the second bullet, the Company has revised the graphic to include equivalent information regarding the results for the Company overall as well as for each of the B2 Cloud Storage and Computer Backup businesses, including the number of customers for each. Although the Company did not include additional graphics regarding the percentages of the B2 Cloud Storage and Computer Backup businesses, the Company added the annual recurring revenue amount for each of B2 Cloud Storage and Computer Backup, thereby making the relative size of each clear to the reader. In response to the third bullet, the Company has removed the market opportunity information from the graphic.

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Securities and Exchange Commission

November 2, 2021

* * * * *

Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Tom MacMitchell

Frank Patchel

Backblaze, Inc.

Bennett Yee

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Stuart Bressman

White & Case LLP